

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 9, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the SPDR Bloomberg
SASB Corporate Bond ESG Select ETF of SPDR® Series Trust under the Exchange Act of
1934.

Sincerely,

An Intercontinental Exchange Company